AH
2-24-04

04001943

VF 2-19-04

IED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 17 2004 187 PROCESSING SECTION WASH. D.C.

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENTS BY PLANNERS, INC. (NASD # 19836)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 N. Military Trail - Suite 285
(No. and Street)

Boca Raton, FL 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Saginor 561-998-0909
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Browdy, CPA
(Name — *if individual, state last, first, middle name*)

9655 S. Dixie Highway-Suite 105, Miami, FL 33156-2813
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Gary Saginor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments by Planners, Inc., as of Dec. 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

2-10-04

OFFICIAL NOTARY SEAL
IRENE E GILLIG
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. DD105238
MY COMMISSION EXP. APR. 15,2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS BY
PLANNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

INVESTMENTS BY PLANNERS, INC.
DECEMBER 31, 2003

TABLE OF CONTENTS

RJB

RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 25, 2004

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying statement of financial condition of Investments By Planners, Inc., (the Company) as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments By Planners, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard Browdy

Richard J. Browdy
Certified Public Accountant

INVESTMENT BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Assets

Cash		$ 63,628
Commissions receivables - mutual funds		42,795
Property and equipment - at cost	$ 77,792	
Less: Accumulated depreciation & amortization	(47,630)	30,162
Due from stockholder		21,012
Other assets		10,249
Total Assets		$ 167,846

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 75,000
Due to stockholder	35,635
Total Liabilities	110,635
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock $10 par value, 100 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in-capital	25,000
Retained Earnings	31,211
Total Stockholders' Equity	57,211
	$ 167,846

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions and reimbursed expenses	$ 559,324
Investment advisory fees	565,696
	1,125,020
Expenses:	
Advertising and promotion	2,255
Automobile expense	10,019
Computer programming	1,000
Consulting fees	141,640
Depreciation	8,827
Dues and subscriptions	1,386
Entertainment	16,535
Equipment and vehicle leasing	51,168
Equipment expense & repairs	921
Insurance	39,665
Office	4,413
Postage	8,304
Professional fees	53,316
Rent of office facilities	131,290
Salaries - office	273,759
Salaries - officers	85,250
Sales commissions	41,422
Supplies	5,432
Taxes, licenses & fees	59,553
Telephone	14,627
Travel	9,614
	960,396
Income from operations	164,624
Other income (expenses):	
Interest & dividend income	7,205
Gain on sales of marketable securities	281,475
Settlement of claims	(119,603)
	169,077
Net Income	$ 333,701

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

	Capital Stock Common		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at January 1, 2003	100	$ 1,000	$25,000	$(357,684)	$ (9,644)	$ (341,328)
Correction of prior year error	—	—	—	55,194	—	55,194
Balance at January 1, 2003 as restated	100	$ 1,000	$25,000	$(302,490)	$ (9,644)	(286,134)
Net income				333,701		333,701
Reclassification of comprehensive income					9,644	9,644
Balance at December 31, 2003	100	$ 1,000	$25,000	$ 31,211	$ -0-	$ 57,211

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2003

Cash flows from operating activities:	
Cash received from commissions & management fees	$ 1,084,345
Cash paid for operating expenses	(876,569)
Settlement of claims	(119,603)
Dividends received	3,888
Interest income	3,317
Refund of prior year's pension contribution	55,194
Net cash provided by operating activities	150,572
Cash flows from investing activities:	
Proceeds from sale of investment securities available-for-sale	7,019,985
Purchases of investment securities available-for-sale	(4,954,771)
Purchase of property and equipment	(1,011)
Net cash provided by investing activities	2,,064,203
Cash flows from financing activities:	
Loan to stockholder	(21,012)
Repayment of notes payable - stockholders	(2,155,592)
Net cash used in financing activities	(2,176,604)
Net increase in cash and cash equivalents	38,171
Cash and cash equivalents at beginning of year	25,457
Cash and cash equivalents at end of year	$ 63,628

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2003

Reconciliation of Net Profit to Net Cash Provided by Operating Activities

The reconciliation of net profit to net cash provided by operating activities for the year:.

Net income	$ 333,701
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,827
Increase in commissions receivable	(40,678)
Decrease in investment securities	1,774,098
Increase in property and equipment	(1,011)
Increase in due from stockholder	(21,012)
Increase in accounts payable	75,000
Decrease in notes payable - stockholders	(2,155,592)
Reclassification of accumulated comprehensive loss	9,644
Correction of prior period pension error	55,194
Net cash used by operating activities	$ 38,171

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE A - Description of Business and Significant Accounting Policies

This summary of significant accounting policies of Investments By Planners, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Activity

The Company was incorporated in Florida in October 1986 and is a broker-dealer. The Company's income is derived from commissions from the sale of mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Commissions Receivable - Allowance for Doubtful Accounts

Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Property and Equipment

Depreciation expense is computed on a straight-line basis and on a modified accelerated basis which approximates the straight-line basis over the estimated useful lives of five to seven years for furniture, and equipment and leasehold improvements.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on their respective shares of the Company's income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Correction of prior year error and restatement of retained earnings

As noted in the statement of stockholders equity and comprehensive income the prior balance of retained earning has been retro actively restated by $55,194 to reflect an error made in computing the December 31, 2002 contribution to the Company's pension plan. The actual computation was overstated by $55,194. This amount was refunded to the Company during the current year. This error has the affect of decreasing the December 31, 2002 loss from $(216,240) to $(164,046) and increasing retained earnings at December 31, 2002 from $(357,238) to (302,044).

NOTE C - Property , Equipment and Leasehold Improvements

Property and equipment at December 31, 2003 are summarized by major classifications as follows:

Furniture and equipment	$ 41,239
Leasehold improvements	15,403
Software	21,150
	77,792
Less accumulated depreciation	(47,630)
	$ 30,162

NOTE D - Significant Concentration of Commission Income

During 2003 the Company derived its commission income totaling $559,324 from six families of mutual funds. At December 31, 2003 commission receivables of $42,795 was also due from these six families of mutual funds. All of these commissions receivable were collected in January 2004.

NOTE E - Investment Securities

During the current year the Company liquidated its position in investment securities and realized a gain of $281,475. The proceeds from the sales were used to repay notes to the Company's principal stockholders.

NOTE F - Notes Payable Stockholders

As noted above, during the current year the Company repaid substantially all of the notes payable to its principal stockholders. A portion of the stockholders' loan was made in the prior year at the recommendation of the National Association of Security Dealers (NASD) to provide the Company with increased net capital as defined under Rule 17a-5(g)(i) of the Securities Exchange Commission.

At December 31, 2003 the Company had a receivable from one of its' principal stockholders for $21,012 and a payable to another principal stockholder for $35,635. In January 2004 the Company received the balance receivable and repaid the amount payable.

NOTE G - Minimum Capital Requirement

In accordance with SEC Rule 17a-5 the Company is required to maintain a minimum capital requirement. On January 30, 2004 the Company's financial information submitted to the NASD was reviewed. It was determined that at December 31, 2004 the Company was in violation of its minimum capital requirement, as a result of including a receivable from a stockholder of $21,012. as an allowable asset in the capital computation. This amount should not have been included. The stockholder receivable of $21,012. was repaid to the Company on January 17, 2004. In addition, the Company received in excess of $675,000, of investment advisory fees in the month of January 2004. Therefore, as of January 30, 2004 the date of notification from the NASD, the Company was in compliance with its capital requirements.

NOTE H - Commitment - Leases

The Company leases office facilities, equipment and vehicles under various operating leases. At December 31, 2003 the remaining terms of these leases range from three to four years.

Future minimum lease obligations over the remaining terms of these leases are as follows:

December 31, 2004	$ 170,164
December 31, 2005	170,164
December 31, 2006	42,241
Total	$ 382,569

Minimum rental payment for office facilities, which are $10,159 per month in 2004, are adjusted annually for changes in the consumer price index.

NOTE I - Settlement of Claims & Contingencies

During the current year the Company settled two claims totaling $119,603. In addition, in September 2003 the Company received a demand letter alleging a claim against the Company. The Company has denied all liability and believes the claim has no merit. As of the date of these financial statements, the Company's attorney has noted that it was too premature to determine the likely outcome of this claim. Accordingly, these financial statements do not reflect any charges related to this claim.

NOTE J - Related Party Transactions

The Company incurred consulting fee expenses of $141,000 for investment advisory services to a company related by common ownership.

RJB

RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 25, 2004

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying financial statements of Investments By Planners, Inc., and as of and for the year ended December 31, 2003, and have issued our report thereon dated January 25, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Therefore, the Company is exempt under SEC Rule 15c3-3k(1) from computing the Reserve Requirement or a Computation for Determining Section Rule 15c3-3 Reserve Requirement. Since the Company does not carry customer security accounts or perform custodial functions, as noted above, the Company is not required to provide information relating to the Possession or Control Requirements under SEC Rule 15c3-3. The Company is exempt from these requirements.

Richard J. Browdy
Certified Public Accountant

INVESTMENTS BY PLANNERS, INC.
COMPUTATION OF THE NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net capital	$	57,211
Additions and changes:		
Deductions and/or changes:		
Non-allowable assets:		
Due from stockholder		(21,012)
Furniture, equipment and leasehold improvements, net of accumulated depreciation		(30,162)
Security Deposit & other assets		(10,249)
Net allowable capital	$	(4,212)
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)	$	(4,212)
Net allowable capital per above (see Note G to the financial statements)	$	(4,212)

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Liabilities subordinated to claims of general creditors - January 1, 2003	$ 1,000,000
Decrease in notes payable - stockholders' subordinated to claims of general creditors	(1,000,000)
Total liabilities subordinated to claims of general creditors	$ - 0 -
Reconciliation of Company's computation of subordinated debt (included in part IIA of Form X-17A-5-5 of December 31, 2003)	$ - 0 -

The accompanying notes are an integral part of these financial statements.

RJB

RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

January 25, 2004

Board of Directors
Investments By Planners, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Investments By Planners, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations counts, verifications, and comparisons;

2, Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized uses or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Richard J. Browdy
Certified Public Accountant